Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION

OF

ENPATH MEDICAL, INC.

ARTICLE I

The name of this Corporation is Enpath Medical, Inc.

ARTICLE II

The registered office of this Corporation is located at 15301 Highway 55 West, Minneapolis, Minnesota 55447.

ARTICLE III

This Corporation is authorized to issue an aggregate total of 21,000,000 shares, 20,000,000 of which shall be designated Common Stock, having a par value of $.01 per share, and 1,000,000 of which shall be designated as Preferred Stock.

The Board of Directors of this Corporation shall have the power and authority, by resolution approved as required by law, to create and authorize the issuance of one or more classes or series of Preferred Stock, and to designate, consistent with these Articles of Incorporation, the number of shares of each class or series of Preferred Stock, and the rights, preferences and limitations of each such class or series (including, without limitation, voting power, dividend and liquidation rights, preferences and limitations, and conversion rights).

ARTICLE IV

No shareholder of this Corporation shall have any cumulative voting rights.

ARTICLE V

No shareholder of this Corporation shall have any preemptive rights to subscribe for, purchase or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

ARTICLE VI

Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors are present.

ARTICLE VII

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article.  No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

As amended through March 15, 2005